EXHIBIT 99.1

BrainsWay Reports First Quarter 2026 Financial Results and Operational Highlights

Revenue grew approximately 35% year-over-year to $15.5 million for Q1 2026

Net income increased by over 100% year-over-year to $2.3 million for Q1 2026

Adjusted EBITDA for Q1 of 2026 more than doubled year-over-year to $2.8 million

Remaining performance obligations grew 25% year-over-year to approximately $75 million

Shipped a record total of 117 Deep TMS Systems, indicating significant demand and further strengthening of relationships with enterprise accounts

Reiterates full-year 2026 financial guidance, including revenue of $66 – $68 million, operating income of 13% – 14%, and Adjusted EBITDA of $12 – $14 million

Conference call to be held today at 8:30 AM ET

BURLINGTON, Mass. and JERUSALEM, May 13, 2026 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today reported first quarter 2026 financial results and provided an operational update.

Recent Financial and Operational Highlights

  Revenue in the first quarter of 2026 increased 35% to $15.5 million, compared with the first quarter of 2025.
  Remaining performance obligations (RPOs) increased to $75 million as of March 31, 2026, up 25% compared to the prior year period.
  Shipped a net total of 117 Deep TMS™ systems during the first quarter of 2026, representing a 44% increase compared to the same period last year. Total installed base reached approximately 1,820 systems.
  Gross margin for the first quarter of 2026 was 75%, steady with the prior year period.
  Operating income for the first quarter of 2026 was $2.0 million, compared with $0.6 million for the prior year period.
  Adjusted EBITDA for the first quarter of 2026 increased 117% to $2.8 million, compared with $1.3 million for the prior year period.
  Net income for the first quarter of 2026 increased over 100% to $2.3 million, compared with $1.1 million for the prior year period.
  As of March 31, 2026, cash and cash equivalents, and restricted cash totaled $58.9 million.
  Secured the first insurer coverage for accelerated SWIFT™ (Short‑course with Intrinsic Field Targeting) Deep TMS protocol following FDA clearance.
  Growing U.S. payer support for psychiatric mental health nurse practitioners administered TMS, with commercial insurers, Medicare Administrative Contractors, and government payers expanding coverage to include trained nurse practitioners.
  Advanced with patient recruitment for the Company’s multicenter study of Deep TMS for alcohol use disorder (AUD), a major unmet need affecting approximately 29 million Americans.
  The Company plans to submit an FDA filing in the second quarter of 2026 for the use of Deep TMS in treating PTSD symptoms in patients with MDD, potentially expanding the Company’s clinical pipeline into a large and underserved market with significant unmet need.
  Completed a $6 million milestone-based convertible loan to Neurolief following FDA Premarket Approval of ProlivRx system; bringing the Company’s total convertible loan investment in Neurolief to $11 million.
  Completed an initial $1 million minority stake investment into BrainStim Health Inc., as well as an additional $1 million revenue milestone-based investment in Axis Management Company, supporting the continued execution and expansion of BrainsWay’s minority position investment strategy.

Reiterates Full-Year 2026 Financial Guidance

  The Company expects full-year 2026 revenue of $66 million to $68 million, which represents growth of 27% to 30% compared with revenue for 2025.
  The Company anticipates continued profitability and positive cash flow, targeting operating income of 13%-14% of revenue and Adjusted EBITDA of $12 million to $14 million, representing anticipated growth of 86% to 100% over 2025.

“We are off to an excellent start in 2026, delivering 35% revenue growth in the first quarter while generating $2.8 million of Adjusted EBITDA,” said Hadar Levy, Chief Executive Officer of BrainsWay. “Across the board, we are seeing meaningful progress in expanding awareness and access to Deep TMS, driven by broader reimbursement, increasing provider adoption, and continued engagement with leading mental health networks. These efforts are translating into growing demand, increased utilization, and strong momentum across our business.”

“With a strong foundation in place and multiple catalysts ahead, we are well positioned to continue expanding access to Deep TMS and driving sustainable long-term growth. Looking ahead, we remain on track to deliver our full-year 2026 guidance of $66 to $68 million in revenues,” concluded Mr. Levy.

Call and Webcasts
BrainsWay’s management will host a conference call in English on Wednesday, May 13, 2026, at 8:30 a.m. Eastern Daylight Time (EDT) to discuss these results and answer questions, followed by a webinar hosted in Hebrew on Thursday, May 14, 2026, at 11:00 AM Israel Daylight Time (IDT). All details to access these events are listed below.

In English:
Date: Wednesday, May 13, 2026
Time: 8:30 AM EDT
Dial-In (United States / International): 1-877-300-8521 / 1-412-317-6026
Conference ID: 10208547
A simultaneous webcast of the conference call held in English will be available on the BrainsWay website at investors.brainsway.com and through this link: https://viavid.webcasts.com/starthere.jsp?ei=1760244&tp_key=9c697b1af2

In Hebrew:
Date: Thursday, May 14th
Time: 11:00 AM IDT
To register for this webinar, please click here: BrainsWay Q1 2026 IL Investor Webinar

Non-IFRS Financial Measures
In addition to our results determined in accordance with International Financial Reporting Standards (IFRS), including in particular operating profit and net profit, we believe that Adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance. We define Adjusted EBITDA as net profit adjusted for depreciation and amortization, finance income, finance expenses, income taxes, cost of share-based payments, and one-time restructuring and litigation expenses.

In addition to operating income (loss) and net income (loss), we use Adjusted EBITDA as a measure of operational efficiency. We believe that this non-IFRS financial measure is useful to investors for period-to-period comparisons of our business and in understanding and evaluating our operating results for the following reasons:

  Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as stock-based compensation expenses, depreciation and amortization, finance expenses, income taxes, and certain one-time items such as restructuring and litigation expenses, that can vary substantially from company to company depending upon their financing, capital structures and the method by which assets were acquired.
  Our management uses Adjusted EBITDA in conjunction with IFRS financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and Adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results.

Adjusted EBITDA, however, should not be considered as an alternative to operating profit (loss) or net profit (loss) for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. A reconciliation between the Company’s net profit (loss) and Adjusted EBITDA is presented in the attached summary financial statements.

Because of these and other limitations, you should consider Adjusted EBITDA along with other IFRS-based financial performance measures, including net profit (loss) and our IFRS financial results.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words, and also includes any financial guidance and projections contained herein. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks relating to the Company’s ability to consummate, finance and close proposed or potential investments, inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors LLC
britchie@lifesciadvisors.com

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	March 31,	December 31,
	2026	2025
ASSETS	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$58,636	$67,700
Restricted cash	251	251
Trade receivables, net	7,530	4,111
Inventory	7,078	6,523
Other current financial assets	1,138	1,432
Other current assets	3,993	3,807
	78,626	83,824
Non-Current Assets
System components	1,799	1,584
Leased systems, net	4,897	4,860
Other property and equipment	880	788
Right-of-use assets	5,334	5,548
Other long-term assets	2,306	1,931
Other non-current financial assets	23,156	14,656
	38,372	29,367
	$116,998	$113,191

LIABILITIES AND EQUITY
Current Liabilities
Trade payables	$2,928	$2,428
Deferred revenues	9,912	10,551
Liability in respect of development grants	1,776	1,679
Current maturities of lease liabilities	1,105	1,075
Other accounts payable	7,834	6,762
	23,555	22,495
Non-Current Liabilities
Deferred revenues	7,841	6,762
Liability in respect of development grants	4,204	5,029
Lease liabilities	5,601	5,742
	17,646	17,533

Equity
Share capital	439	430
Share premium	163,855	162,221
Reserve for share-based payment	2,207	3,506
Currency Translation Adjustments	(2,188)	(2,188)
Accumulated deficit	(88,516)	(90,806)
	75,797	73,163

	$116,998	$113,191

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
U.S. dollars in thousands (except per share data)

	For the three months ended March 31,
	2026	2025
	(Unaudited)
Revenues	$15,531	$11,536
Cost of revenues	3,856	2,926
Gross profit	11,675	8,610

Research and development expenses, net	2,881	2,332
Selling and marketing expenses	4,930	4,162
General and administrative expenses	1,859	1,540
Total operating expenses	9,670	8,034

Operating Income	2,005	576

Finance income	724	1,274
Finance Expense	319	586
Income before taxes on income	2,410	1,264
Taxes on income	120	157
Net income	$2,290	$1,107

Basic net income per share	$0.06	$0.03

Diluted net income per share	$0.06	$0.02

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the three months ended March 31,
	2026	2025
	(Unaudited)
Cash flows from operating activities:
Total comprehensive profit	$2,290	$1,107
Adjustments to reconcile net profit to net cash provided by operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	167	191
Depreciation of leased systems	298	203
Impairment and disposal of inventory and system components	(252)	208
Finance income, net	(556)	(688)
Cost of share based payment	342	325
Income taxes	119	157
Total adjustments to reconcile profit	118	396
Changes in asset and liability items:
Increase in inventory	(100)	(73)
Increase in trade receivables	(3,455)	(2,349)
Increase in other current assets	(152)	(78)
Decrease in other financial assets	420	-
Increase (decrease) in trade payables	526	(740)
Increase (decrease) in other accounts payable	563	(384)
Increase in deferred revenues	440	6,312
Total changes in asset and liability	(1,758)	2,688
Cash paid and received during the period for:
Interest paid	(108)	(98)
Interest received	629	913
Income taxes received	-	4
Total cash paid and received during the period	521	819
Net cash provided by operating activities:	1,171	5,010

Cash flows from investing activities:
Purchase of property and equipment and system components, net	(769)	(1,043)
Purchase of financial assets measured at fair value	(8,500)	-
Investment in deposits	-	(923)
Withdrawal of short-term deposits	3	-
Investment in Commission asset	(61)	-
Net cash used in investing activities	(9,327)	(1,966)

Cash flows from financing activities:
Repayment of liability in respect of research and development grants	(733)	(638)
Repayment of lease liability	(168)	(117)
Net cash used in financing activities	(901)	(755)
Exchange rate differences on cash and cash equivalents	(7)	(33)

Increase (decrease) in cash and cash equivalents	(9,064)	2,256
Cash and cash equivalents at the beginning of the period	67,700	69,345
Cash and cash equivalents at the end of the period	$58,636	$71,601

(a) Significant non cash transactions:
Right-of-use asset recognized with corresponding lease liability	$7	$27

BRAINSWAY LTD.
A reconciliation of Adjusted EBITDA to net income, the most directly comparable IFRS measure, is set forth below:
U.S. dollars in thousands (except share and per share data)

	For the three months ended March 31,
	2026	2025
	(Unaudited)
Net Income	$2,290	$1,107

Finance income, net	(405)	(688)
Income taxes	120	157
Depreciation and amortization	167	191
Depreciation of leased systems	298	203
Cost of share based payment	342	325
Adjusted EBITDA	$2,812	$1,295